As filed with the Securities and Exchange Commission on July 7, 2010

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

FS INVESTMENT CORPORATION

(Name of Subject Company (Issuer))

FS INVESTMENT CORPORATION

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

302635 107

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Michael C. Forman

President and Chief Executive Officer

FS Investment Corporation

Cira Centre

2929 Arch Street, Suite 675

Philadelphia, PA 19104

(215) 495-1150

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Steven B. Boehm, Esq.

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, N.W.

Washington, DC 20004-2415

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$1,019,341.44	$72.68*

*	The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $71.30 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $72.68

Form or Registration No.: Schedule TO

Filing Party: FS Investment Corporation

Date Filed: May 21, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

FINAL AMENDMENT TO TENDER OFFER

This Amendment No. 1 to the Schedule TO filed by FS Investment Corporation, a Maryland corporation (“FSIC” or the “Company”), relates to the offer to purchase up to 108,904 shares of its issued and outstanding Common Stock, par value $0.001 per share (the “Shares”) (which number represents 2.5% of the weighted average number of Shares outstanding for the calendar year ended December 31, 2009). The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated May 27, 2010 (“Offer”), and the related Letter of Transmittal. The Offer terminated on June 25, 2010, and a total of 296,318.49 Shares were tendered and not withdrawn as of such date, an amount that exceeded the maximum number of Shares the Company offered to purchase. In accordance with the terms of the Offer, the Company purchased a total of 108,904 Shares on a pro rata basis at a price equal to $9.36 per Share for a total payment of $1,019,341. Approximately 36.75% of the number of shares tendered by each shareholder who participated in the tender offer were repurchased by the Company. After completion of the Offer, a total of 22,834,941.572 Shares remain issued and outstanding.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2010

FS INVESTMENT CORPORATION

By:	/s/ MICHAEL C. FORMAN
Name:	Michael C. Forman
Title:	President and Chief Executive Officer

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